June 13, 2011	TSX: HNC
Frankfurt Exchange: WKN:A0B6ST

Hard Creek Nickel Adjourns AGM to July 6, 2011

Hard Creek Nickel Corp. (TSX – HNC) Due to the current Canadian mail strike rotating to various Canadian cities and with indications that shareholders may not get their proxy and information circular materials in time to exercise their right to vote, Hard Creek has determined to adjourn its Annual General and Special Meeting of shareholders to July 6, 2011.

The Hard Creek Annual General and Special Meeting will take place on July 6, 2011 at 10 A.M. in the offices of Clark Wilson LLP, 800 – 885 West Georgia Street, Vancouver, B.C. The meeting materials which state that the meeting will take place on June 22, 2011 will not be changed, but shareholders who send in proxies after that date and up to 48 hours before the July 6, 2011 meeting time will have their votes counted. Shareholders are encouraged to vote by proxy and send in their signed proxy forms to Computershare, as set out in the proxy form, or attend in person on July 6.

This press release is intended to be notice to shareholders that on June 22, 2011, the only business to be conducted at the scheduled AGM is to adjourn the meeting until July 6, 2011 at 10 A.M.

About Hard Creek Nickel:

Hard Creek Nickel owns 100% of the Turnagain project, located in north central British Columbia. The property consists of 65 contiguous mineral claims covering an area of approximately 33,200 hectares.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

The TSX does not accept responsibility for the accuracy or adequacy of this news release.

Suite 1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310 E: info@hardcreek.com W: www.hardcreeknickel.com